U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-09819				August 31, 2021
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

State Street Institutional Investment Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Trustees of

State Street U.S Core Equity Fund and State Street Income Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the State Street U.S Core Equity Fund (formerly, General Electric RSP U.S. Equity Fund) and State Street Income Fund (formerly, General Electric RSP Income Fund) (the “Funds”) each a separate series of the State Street Institutional Investment Trust complied with the requirements of subsections (b) and (c) of Rule 17f- 2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of August 31, 2021. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of August 31, 2021 the examination date we selected without prior notice to management, and with respect to agreement of security purchases and sales, for the period from May 31, 2021 (the date of our last examination) through August 31, 2021:

•	Confirmation of all securities maintained by State Street Bank & Trust Company (the “Custodian”)

•	Confirmation of all securities held by the Federal Reserve Bank of Boston and The Depository Trust Company in book entry form

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian

•

Agreement of three security purchases and four security sales since the date of the last examination, from the books and records of the Funds to trade advice from the portfolio manager and corresponding bank statements

•

Review of the State Street Corporation’s Global Fund Accounting and Custody System Service Organization Control Report (SOC 1 Report) for the period October 1, 2020 to September 30, 2021 noting no relevant findings reported in the areas of Asset Custody and Trade Settlement

Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the State Street Core U.S. Equity Fund and State Street Income Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2021, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the State Street Core U.S. Equity Fund and State Street Income Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania

March 2, 2023

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

March 2, 2023

We, as members of management of the State Street U.S Core Equity Fund (formerly, General Electric RSP U.S. Equity Fund) and State Street Income Fund (formerly, General Electric RSP Income Fund) (the “Funds”) each a separate series of the State Street Institutional Investment Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2021 and for the period from May 31, 2021 through August 31, 2021.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2021, and for the period from May 31, 2021 through August 31, 2021 with respect to securities reflected in the investment accounts of the Funds.

State Street U.S. Core Equity Fund

State Street Income Fund

/s/ Arthur A. Jensen
Arthur A. Jensen, Deputy Treasurer
State Street Institutional Investment Trust